POULTON & YORDAN
                              ATTORNEYS AT LAW


RICHARD T. LUDLOW

                             February 16, 2007



Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:  Pacific Health Care Organization, Inc.
              Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
                      Filed on May 17, 2002
                      File No.: 000-50009

Dear Mr. Rosenberg:

     At the request of the management of Pacific Health Care Organization,
Inc. (the   "Company") we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated January 18, 2007. Following are the responses to your comments.

Form 10-KSB/A for the fiscal year ended December 31, 2005

Managements' Discussion and Analysis, page 4
--------------------------------------------

     1. You indicate in your response to prior comment one that you provide services through two different networks. In particular, you include an employee enrollment fee due to the state in your billing rate to HCO customers, and certain HCO and MPN customers have you provide data maintenance services, which you in turn subcontract out to third party providers. Please separately quantify in disclosure-type format the amount of revenue for each network and any expenses for data maintenance performed by third parties. Include an explanation as to why employee enrollment expenses and data maintenance expenses change at different rates than the corresponding revenues for each period presented.

     As per our telephone discussion with Mr. Wyman, we propose to address this issue prospectively in the Form 10-KSB of the Company for the year ended December 31, 2006, which is due by March 31, 2007. As discussed with Mr. Wyman, following please find the Company's proposed revisions to the STATEMENT OF OPERATIONS breaking out HCO and MPN revenues and increasing the tax expense to reflect the removal of taxes from general and administrative expenses. Please also find the proposed revised "RESULT OF OPERATIONS" section of the MD&A from the 2005 Form 10-KSB to provide a sample of the disclosure we propose to provide in the Form 10-KSB for the 2006 fiscal year.

Mr. Jim Rosenberg
February 16, 2007
Page 2


                                                 December 31,  December 31,
                                                     2005          2004
                                                 ------------  ------------
                                                  (Restated)    (Restated)
Revenues
  HCO fee                                        $ 1,399,012   $ 1,548,002
  MPN fee                                            597,404             -
  Other                                               79,975       123,992
                                                 ------------  ------------
     Total revenues                              $ 2,076,391   $ 1,671,994

Expenses
  Depreciation                                        11,341        22,312
  Consulting fees                                    104,110       109,796
  Salaries & wages                                   750,516       663,832
  Professional fees                                  342,028       228,184
  Insurance                                           84,341        85,364
  Employment enrollment                              116,540       121,000
  Bad debt expense                                    38,000             -
  General & administrative                           616,059       286,702
                                                 ------------  ------------
     Total expenses                                2,062,935     1,517,190
                                                 ------------  ------------
     Income (loss) from operations                    13,456       154,804

Other Income (expenses)
  Interest income                                      2,456           271
                                                 ------------  ------------
     Total other income (expenses)                     2,456           271
                                                 ------------  ------------
     Income (loss) before taxes                       15,912       155,075

     Tax expense                                      45,235           671
                                                 ------------  ------------
     Net income (loss)                           $   (29,323)  $   154,404
                                                 ============  ============

Results of Operations
---------------------

     For many years, workers' compensation costs in the State of California have been high. This has led employers to leave the state to avoid these excessive costs. The legislature of California has been actively involved in attempting to control workers' compensation costs. Since 1993, the legislature in California has enacted various laws designed to introduce alternatives to the traditional model of worker's compensation. These laws have focused on giving the employer greater control over the medical treatment of the injured worker for a longer period of time.


Mr. Jim Rosenberg
February 16, 2007
Page 3

     Under the traditional model of workers' compensation insurance coverage, the employer controls the selection of the medical provider for the first 30 days after the injury is reported. Thereafter the employee chooses the treating physician and the employer has no further control over the treatment of the patient.

     In 1993 the California legislature passed a bill that established Health Care Organizations or "HCOs." An HCO is a network of health care professionals specializing in the treatment of workplace injuries and in back-to-work rehabilitation and training. The benefit of the HCO to an employer is two-fold. First, the employer is able to control the medical treatment of the injured employee for 90 to 180 days rather than just during the first 30 days. Second, the HCO provides the employer a network of trained providers who specialize in treating injured workers to which it can refer its injured employees.

     Under the HCO guidelines, all HCOs are required to collect from each enrolled employer annual fees that are passed on to the Division of Workers' Compensation ("DCW"). These fees include an annual fee per employee enrolled in the HCO. The HCO guidelines also impose extensive data reporting requirements on the HCO and annual enrollment notice delivery requirements. All of these requirements increase the administrative costs of an HCO.

     In 2004, the California legislature enacted new laws that created Medical Provider Networks or "MPNs." Like an HCO, an MPN is a network of health care professionals, although, MPN networks do not require the same level of medical expertise in treating employees work place injuries. Under an MPN program, the employer dictates which physician the injured employee will see for the initial visit. Thereafter, the employee can choose to treat with any physician within the MPN network. Under the MPN program, however, for as long as the employee seeks treatment for his injury he can only seek treatment from physicians within the MPN network.

     By virtue of the Company's continued certification as an HCO, the Company was statutorily deemed to be qualified as an approved MPN on January 1, 2005. Because the Company already had qualified networks in place through its HCO program, the Company began offering MPN services in January 2005. As a licensed HCO and MPN, Medex is able to offer its clients an HCO program, an MPN program and a hybrid of the HCO and MPN programs. Under this hybrid model, an employer can enroll its employees in the HCO program, then prior to the expiration of the 90 or 180 day treatment period under the HCO program, the employer can enroll the employee into the MPN program. This allows employers to take advantage of both programs. Medex is currently the only entity that offers both programs together in its hybrid program.



Mr. Jim Rosenberg
February 16, 2007
Page 4

     Unlike HCOs, MPNs are not assessed annual fees, including annual enrollee fees that must be paid to the DCW. MPNs have no data reporting obligations and no annual enrollment notice delivery requirements. MPN's are only required to provide an enrollment notice at the time the employee first joins the MPN and a second notice must be delivered to the employee at the time he suffers a workplace injury. Because the employer retains control over medical treatment for the life of the claim under an MPN, and because of the reduced administrative costs associated with an MPN, the primary growth in the Company's business during the 2005 fiscal year was in the number of enrollees in our MPN program.

     Comparison of the years ended December 31, 2005 and 2004
     --------------------------------------------------------

     The Company's total revenues increased $404,397 to $2,076,391 for the year ended December 31, 2005 compared to $1,671,994 for the year ended December 31, 2004 as our business continued to grow. The Company attributes this growth to its increased marketing and advertising efforts.

     During the year ended December 31, 2005, the Company generated revenue from approximately 395 employers representing approximately 123,000 enrollees. Of these 123,000 enrollees approximately 65,000 were HCO enrollees and approximately 59,000 were MPN enrollees. By comparison, during the year ended December 31, 2004, we had approximately 57 employers and 64,000 enrollees in our HCOs and no MPN enrollees.

     During the 2005 fiscal year, we experienced a 1.5% increase in total HCO enrollees. Despite this increase, HCO revenue decreased about 9.5% from $1,548,002 to $1,399,012. Every year we experience client turnover. Fiscal 2005 was no different. Unlike prior years, however, with the creation of MPNs in 2005, employers had a less expensive alternative to HCOs. This created downward pricing pressure in the market. During 2005, in general new employer enrollees were brought in at lower prices per enrollee than the employers who terminated coverage. During the 2005 fiscal year, we also renegotiated contracts with some of our existing enrolled employers to offer them lower per enrollee costs. These factors worked together to result in the reduction in HCO revenue we experienced in fiscal 2005, despite the modest increase in HCO enrollment.

Mr. Jim Rosenberg
February 16, 2007
Page 5


     As discussed above, with the creation of an MPN program in 2005, the Company was able to enroll approximately 59,000 employees into its MPN program. As a result, revenue from MPN clients during the 2005 fiscal year was $597,404.

     During the year ended December 31, 2005, other revenue decreased from $123,992 to $79,975 mostly due to lower nurse case management fees

     While the Company believes that revenues will continue to increase, it also believes that expenses will increase. Total expenses incurred during the year ended December 31, 2005 were $2,062,935, compared to $1,571,190 for the corresponding period ended December 31, 2004. This overall increase included increases in bad debt expense, legal fees, public relations fees and salaries and wages.

     During the year ended December 31, 2005, consulting fees decreased to $104,110 from $109,796 during the year ended December 31, 2004. The reduction was primarily the result of lower information technology expenses. The Company anticipates consulting fees to remain constant in the upcoming fiscal year.

     Salaries & wages increased $86,684 during the year ended December 31, 2005, to $750,516, compared to $663,832 during the year ended December 31, 2004. The increase in salaries & wages in the year ended 2005 is attributable to the increased number of Medex employees. The Company expects salaries & wages to remain constant in 2006.

     In the year ended December 31, 2005, the Company incurred professional fees of $342,028 compared to $228,184 during the year ended December 31, 2004. The increase in professional fees in 2005 is largely attributable to increased legal, public relations and accounting fees incurred during the 2005 fiscal year. Legal fees increased, in connection with compliance with the reporting obligations of the Company under the Exchange Act of 1934, and the cost to the Company of defending itself against the legal proceeding brought by Marvin Teitelbaum and Peter Alexakis. While the Company believes that agreeing to submit to binding arbitration will result in lesser legal fees than if this matter were to go to trial, the Company anticipates that the costs of arbitrating this case will result in greater legal fees in fiscal 2006.

     During the year ended December 31, 2005, the Company incurred insurance expenses of $84,831, a $1,023 decrease over the prior year. The decrease in 2005, is related to a reduction in professional liability insurance premiums. The Company anticipates increases in insurance expense in 2006.

     Employment enrollment expenses decreased $4,460 to $116,540 during the year ended December 31, 2005, compared to the year ended December 31, 2004. As discussed above, the Company is required to pay a fee to the DCW for each person enrolled in its HCO program. Because the exact number of enrollees in the HCO is not determined until after the year end, the Company estimates the amount of due that will be due to the DCW and makes an appropriate accrual. In 2004 the Company accrued more for employment enrollment expenses than it was required to pay to DCW. Therefore, in 2005 the Company reduced the accrual to reflect its estimate of employment enrollment fees that will be due for the 2005 fiscal year. In the future, the Company anticipates employee enrollment expenses will increase or decrease in direct proportion to the number of persons enrolled in its HCO program.



Mr. Jim Rosenberg
February 16, 2007
Page 6


     For the year ended December 31, 2005, general and administrative expenses increased $329,357 to $616,059, compared to $286,702 for the year ended December 31, 2004. This 114% increase in general & administrative expense was largely attributable to mandatory data maintenance fees paid on increasing numbers of employee enrollees, increased advertising costs, increased printing costs due to enrollment notification requirements for newly enrolled employees in both our HCO and MPN programs and mandatory annual enrollment notification for HCO enrollees and due to increased shareholder meeting costs. The Company anticipates general and administrative to increase in proportion to increases in employee enrollment in 2006.

     Bad debt expense was $38,000 for the year ended December 31, 2005. A reserve was established during the year for several past due accounts. The Company incurred no bad debt expense in fiscal 2004.

     As a result of increasing revenue, which was offset by increases in salaries and wages, professional fees, general and administrative expense, bad debts, and income tax expense of $21,192, the Company realized a net loss of $29,323 for the year ended December 31, 2005, compared to net income of $154,404 during the year ended December 31, 2004.

     Income tax expense increased $44,564 to $45,235 during the year ended December 31, 2005 compared to the year ended December 31, 2004. Since inception the Company has had net losses for both book purposes and tax purposes. No tax returns were filed until 2006 for the fiscal year ended 2005. At that point, all prior year Federal and state tax returns were filed. For Federal purposes, due to the net operating loss carryforwards, no income tax was due. For California state purposes, taxes were due because California suspended net operation loss carryforwards for the two years of 2002 and 2003. Thus, from fiscal years 2002 and 2004, there was state income taxes due in the amount of $21,485. For the year ended December 31, 2005, there were taxes due in the amount of $23,750. Since the amount of the tax in any of these years was immaterial, the Company decided to expense the amount in the 2005 year.


Mr. Jim Rosenberg
February 16, 2007
Page 7


     2. You state in your response to prior comment two that in restating the December 31, 2005 financial statements, you inadvertently failed to correct the prior year footnote. Please clarify for us how you intend to correct Note 5 with the revised disclosure contained in your response.

     The Company believes that coupled with the restated Statement of Operations wherein the Company has removed from general and administrative expenses the prior years' tax expenses and added them to the 2005 tax expense, this revised disclosure now corrects Note 5.

     NOTE 5   INCOME TAXES (Restated)

     The Company accounts for corporate income taxes in accordance with Statement of Accounting Standards Number 109 ("SFAS No. 109") "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income tax purposes.

     The tax provision (benefit) for the year ended December 31, 2005 consisted of the following:

                                                     2005          2004
     Current:                                    ------------  ------------
       Federal                                   $    23,216   $         -
       State                                          17,596         9,423
     Deferred:
       Federal                                       (17,070)            -
       State                                          (2,550)            -
                                                 ------------  ------------
     Total tax provision (benefit)               $    21,192   $     9,423
                                                 ============  ============

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's total deferred tax liabilities, deferred tax assets, and deferred tax asset valuation allowances at December 31, 2005 are as follows:

                                                 ============  ============
     Depreciation
       Federal                                        (2,175)       (3,100)
       State                                            (325)         (720)
     Reserve for bad debts
       Federal                                        12,890             -
       State                                           1,930             -
     Vacation accrual
       Federal                                         6,355         4,120
       State                                             945           970
     Deferred tax valuation allowance                      -        (1,270)
                                                 ------------  ------------
                                                      19,620             -
                                                 ============  ============


Mr. Jim Rosenberg
February 16, 2007
Page 8


     The reconciliation of income tax computed at statutory rates of income tax benefits is as follows:

     Expense at federal statutory rate                (2,765)       52,500
     State tax effects                                 7,707         9,423
     Non deductible expenses                          18,800        13,750
     Taxable temporary differences                    17,505         3,100
     Deductible temporary differences                   (435)       (8,600)
     Deferred tax valuation allowance                (19,620)      (60,750)
                                                 ------------  ------------
     Income tax provision (benefit)                   21,192         9,423
                                                 ============  ============

Notes to Financial Statements
-----------------------------

Note 5. Income Taxes, page 26
-----------------------------

3. Regarding your proposed revised disclosure to Note 5, please address the following:

     - Explain to us why the tax provisions for 2005 and 2004 do not agree with your tax-provisions disclosed on the face of your Statements of Operations.
     - You previously disclosed, in your original Form 10-KSB for December 31, 2005, a deferred tax asset for net operating loss carry-forwards and the related "evaluation" allowances, for each year. Please explain to us why these amounts are excluded from your revised disclosure.
     - Your revised reconciliation of income tax expense includes deferred tax valuation allowances for 2005 and 2004 that appear to be inconsistent with the corresponding change in the deferred tax valuation allowance. Please explain how you determined these amounts and provide in disclosure-type format any revised reconciling amounts consistent with changes in the beginning-of-the-year valuation allowance balance.

     As discussed above, we propose to correct the Statement of Operations to be consistent with the disclosure in Note 5.

     The $60,750 deferred valuation allowance for 2004 was the tax effect of a net operating loss carryfoward used in the 2004 income tax return. This net operating loss was incurred in years 2001 through 2003 and was offset by deferred valuation allowance.


Mr. Jim Rosenberg
February 16, 2007
Page 9

     4. You indicate in your response to prior comment five that for the year ended December 31, 2005 you recorded income taxes for 2002 and 2003 in general and administrative expense because reporting back taxes and current year taxes in the same year would distort the tax provision. In addition, you state that since the amount of the tax in any of these years was immaterial you decided to expense the entire amount in the 2005 year. Please provide expended discussion and quantification supporting your conclusion that the amount of back taxes recorded in 2005 was not material to your net income or loss for 2002, 2003 and 2005 and that a restatement of your 2002 and 2003 financial statements was not necessary.

     As we discussed with Mr. Wyman and as disclosed above, we propose to remove the prior years taxes from general and administrative expenses and incorporate them into income tax expense.

     In 2002 the Company's revenue was $653,000 and total assets were $254,000. Based thereon, the Company determined that the materiality threshold in 2002 was approximately $11,000. The Company's state tax expense in 2002 was $2,831. The Company had no federal tax expense in 2002. Therefore the Company concluded that the $2,831 tax expense in 2002 was not material.

     In 2003 the Company's revenue was $1,098,000 and total assets were $592,000. Based thereon, the Company determined that the materiality threshold in 2003 was $14,000. The Company's state tax expense was $10,319. The Company had no federal tax expense in 2003. Therefore the Company concluded that the $10,319 tax expense in 2003 was not material.

     In 2004 the Company's revenue was $1,672,000 and total assets were $592,000. Based thereon, the Company determined that the materiality threshold in 2004 was $17,000. The Company's state tax expense was $9,423. The Company had no federal tax expense in 2003. Therefore the Company concluded that the $9,423 tax expense in 2004 was not material.


     Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.




                                   Very truly yours,

                                   POULTON & YORDAN


                                   Richard T. Ludlow
                                   Attorney at Law